UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34228 / March 23, 2021

In the Matter of	:
	:
	:
Star Mountain Credit Opportunities Fund, LP	:
Star Mountain Fund Management, LLC	:
Star Mountain Diversified Small Business Access Fund II, LP	:
Star Mountain Diversified Small Business Access Fund II-A, LP	:
Star Mountain Diversified Credit Income Fund III, LP	:
Star Mountain – PA Small Business Co-Investment Platform, LP	:
Star Mountain – PA Small Business Co-Investment Platform II, LP	:
Star Mountain – PA Holdings I, LTD	:
Star Mountain U.S. Lower Middle-Market Secondary Fund II, LP	:
Star Mountain SBIC Fund, LP	:
	:
	:
140 East 45th Street, 37th Floor	:
New York, NY 10017	:
	:
	:
(812-15120)	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Star Mountain Credit Opportunities Fund, LP, et al. filed an application on April 3, 2020, and
amendments to the application on July 29, 2020 and November 25, 2020 requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-
1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain
business development companies and registered closed-end management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with affiliated investment funds.

On February 23, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34202). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Star Mountain Credit Opportunities Fund, LP, et al. (File No. 812-15120) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary